AUDIOEYE, INC.

5210 E. Williams Circle, Suite 750
Tucson, AZ 85711

February 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AudioEye, Inc.

Registration Statement on Form S-3 (File No. 333-252864)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Regis Corporation (the “Registrant”) hereby requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission on February 11, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant hereby authorizes Jonathan Zimmerman, of Faegre Drinker Biddle & Reath LLP, to orally modify or withdraw this request for acceleration.

Very truly yours,

AUDIOEYE, INC.

By:	/s/ James Spolar
Name:	James Spolar
Title:	General Counsel